Vizsla Silver Obtains Shareholder and Court Approval of Spin-Out of Copper Exploration Assets and Closes the C$4 Million Non-Brokered Private Placement

(VZLA-TSX-V)

VANCOUVER, BC, June 21, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that at its special meeting of shareholders held June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, today the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia).

Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action.

Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

Completion of the Arrangement is subject to a number of customary conditions, including the following:

(a) TSX Venture Exchange ("TSXV") approval of the Arrangement by Vizsla Silver;

(b) TSXV approval for the listing of the SpinCo Shares upon completion of the Arrangement; and

(c) completion of a private placement by SpinCo to raise gross proceeds of up to $3,500,000.

Assuming the timely completion of these conditions, the Company expects the Arrangement to close in July 2021.

The Company also announces that it has completed its non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000.

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25.

The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50.

The securities issued pursuant to the Offering have a hold period of four months and one day from closing, expiring on October 19, 2021.

The net proceeds of the Private Placement will be used to advance the exploration and development of the Company's Panuco project, to make option payments and pursue potential future acquisitions, as well as for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About the Blueberry Project

The Blueberry property is located ~60 kilometres southwest of the town of Houston, British Columbia. The property falls within the jurisdiction of the Omineca Mining Division. The property benefits from ample access through a network of resource roads on the property.

About the Carruthers Pass Property

The Carruthers Pass property consists of eight contiguous mineral claims covering 3,250 hectares approximately 200 kilometers northeast of the community of Smithers. The Kemess Mine Road passes 25 kilometers north and east of the claims while industrial logging roads extend from Takla Lake northward to within 35 kilometers of the Property. The Property covers an isolated group of topographically high peaks and the lower area surrounding the range. The Property consists of 8 contiguous claims, as 130 units covering approximately 3,250 hectares.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements relating to the future operations of the Company and SpinCo and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "plan", "should", "anticipate", "expects", "intends", "indicates" and similar expressions. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the future plans and objectives of the Company and SpinCo are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, the expected timeline and date of completion of the Arrangement, the ability of the parties to satisfy, in a timely manner, the other conditions to closing of the Arrangement, the future listing of SpinCo and the expected timeline and completion of the SpinCo private placement. There can be no assurance that the Arrangement will be completed or that it will be completed on the terms and conditions contemplated in this news release. The Arrangement could be modified or terminated in accordance with its terms. Such forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.

Such factors include, among others: the Arrangement will be completed on the terms currently contemplated, the Arrangement will be completed in accordance with the timing currently expected without any undue delay, all conditions to the completion of the Arrangement will be satisfied or waived in due course and the Arrangement Agreement will not be terminated prior to the completion of the Arrangement, assumptions and expectations related to the trading price of Vizsla Silver and the future listing of SpinCo, and other expectations and assumptions concerning the Arrangement.

Other risks and uncertainties include, among other things: the Arrangement may not be completed on the terms, or in accordance with the timing currently contemplated, or at all; the Company and SpinCo has incurred expenses in connection with the Arrangement and will be required to pay for those expenses regardless of whether or not the Arrangement is completed; the Company and SpinCo may not be successful in satisfying the conditions to the Arrangement; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; the failure to realize the expected benefits of the Arrangement; ongoing uncertainties relating to the COVID-19 pandemic, and other risks inherent to Vizsla Silver's current business and/or factors beyond its control which could have a material adverse effect on Vizsla Silver or the ability to consummate the Arrangement.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact:Michael Konnert,

President and Chief Executive Officer, Tel: (604) 838-4327 | Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:30e 21-JUN-21